Éxodo Spirits International Corp.

2016 & 2015 Financial Statements (Unaudited)





Independent Accountant's Review Report

To Management
Exodo Spirits International Corp.
Washington, DC

We have reviewed the accompanying balance sheet of Exodo Spirits International Corp. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 7, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EXODO SPIRITS INTERNATIONAL CORP.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 5,484	$ 12,041
Inventory	234,000	200,000
Deferred Tax Asset	-	1,110
TOTAL CURRENT ASSETS	239,484	213,151
NON-CURRENT ASSETS		
Fixed Assets, Net	315,713	353,961
Rent Deposit	849	849
TOTAL NON-CURRENT ASSETS	316,562	354,810
TOTAL ASSETS	$ 556,046	$ 567,961

LIABILITIES AND SHAREHOLDER'S EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	39,000	24,000
Income Tax Payable	2,287	-
TOTAL CURRENT LIABILITIES	41,287	24,000
NON-CURRENT LIABILITIES		
Due to Shareholder	510,750	563,704
TOTAL NON-CURRENT LIABILITIES	510,750	563,704
TOTAL LIABILITIES	552,037	587,704
SHAREHOLDER'S EQUITY		
Common Stock (25,000,000 shares authorized and outstanding, $0.0001 par value)	2,500	2,500
Preferred Stock (20,000,000 shares authorized and outstanding, $0.0001 par value)	2,000	2,000
Retained Earnings (Deficit)	(491)	(24,243)
TOTAL SHAREHOLDER'S EQUITY	4,009	(19,743)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 556,046	$ 567,961

EXODO SPIRITS INTERNATIONAL CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

____

	2016	2015
Operating Income		
Sales	$ 213,576	$ 197,756
Cost of Goods Sold	54,171	46,300
Gross Profit	159,405	151,456
Operating Expense		
General and Administrative	83,090	69,632
Depreciation Expense	38,248	76,496
Rent Expense	8,835	7,242
Independent Contractors	3,794	3,110
Distribution Expense	1,653	1,355
Advertising and Promotion	1,136	1,024
	136,756	158,859
Net Income Before Provision for Income Tax	22,649	(7,403)
Provision for Income Tax	(3,397)	1,110
Net Income	$ 19,251	$ (6,293)

Unaudited- See accompanying notes.

EXODO SPIRITS INTERNATIONAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ 19,251	$ (6,293)
Cash Flows From Operating Activities		
Change in Inventory	(34,000)	(200,000)
Change in Taxes Payable	3,397	(1,110)
Change in Accounts Payable	15,000	24,000
Change in Amount Due to Shareholder	(52,954)	563,704
Depreciation	38,248	76,496
Net Cash Flows From Operating Activities	(30,309)	463,090
Cash Flows From Investing Activities		
Change in Fixed Assets	-	(430,457)
Change in Rent Deposit	-	(849)
Net Cash Flows From Investing Activities	-	(431,306)
Cash Flows From Financing Activities		
Sale of Stock	-	4,500
Non-Cash Adjustment to Equity	4,501	(17,950)
Net Cash Flows From Financing Activities	4,501	(13,450)
Cash at Beginning of Period	12,041	-
Net Increase (Decrease) In Cash	(6,557)	12,041
Cash at End of Period	$ 5,484	$ 12,041

Éxodo Spirits International Corp.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Business

Éxodo Spirits International Corp. ("the Company") is a tequila manufacturing, importing, exporting and wholesale company. The Company's headquarters is located in the north west Washington, D.C area. The Company was incorporated in the State of Virginia in 2012. In 2016, the Company reorganized as a Delaware Corporation.

Note 2 – Significant Accounting Policies

<u>Basis of Accounting</u>

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. Accordingly, revenue is recognized when it is earned and expenses are recognized when the obligation is incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition

The Company's revenue results from contracts with local businesses, county, and state operated
retail stores. Revenue on contracts is recognized when product is delivered, based upon
contract terms. Anticipated losses are recognized as soon as they become known.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities
of 90 days or less to be cash equivalents.

Inventory

Inventory is housed both in the factory in Mexico and in bonded warehouses.
Inventory is stated at lower-of-cost-or-market. Cost is determined using the "average cost"
method of accounting.

Fixed Assets

Fixed Assets are stated at cost less accumulated depreciation. The useful life of such assets
correspond with MACRS. Depreciation and Amortization of the fixed assets are computed as
follows:

- Factory Buildout – $165,000 depreciated over 27. 5 years using the straight-line method.

- Agave Reserves – $113,457 depreciated over 25 years using the straight-line method.

- Bottle Molds – $129,000 depreciated over 17 years using the straight-line method.

- Patent & Trademarks – $23,000 amortized over 10 years.

Maintenance and repairs of fixed assets are charged to operations, and major improvements are
capitalized. Accumulated Depreciation totaled $114,744 and $76,496 for fiscal years 2016 and
2015, respectively.

<u>Income Taxes</u>

The Company is subject to income tax in the US Federal jurisdiction as a corporation, and state taxes in Texas, Maryland, and California. The Company's federal income tax filings for 2014, 2015, and 2016 remain subject to review by the IRS until 2018, 2019, and 2020, respectively.

NOTE 3 – Related Parties

The only stock holder is the founder, Juan Carlos Hector. "Due to Shareholder" represents the founder's personal funds invested into the company. This debt to the shareholder will be repaid no earlier than 3 years from the date of July 1, 2017 at zero interest.

NOTE 4 – Operating Lease

The Company stores some of its inventory in bonded warehouses in several places in the United States. Payments due under the lease are calculated based on the amount of inventory stored at each location. There are no future minimum payments due under the leases.

NOTE 5 – Subsequent Events

The Company evaluated events subsequent to the close of fiscal year 2016, but prior to July 7, 2017, the date on which the financial statements were available to be issued.